SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of July, 2003

MAKITA CORPORATION
(Translation of registrant’s name into English)

3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan
(Address of principal executive offices)

[ Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ]

Form 20-F [X]	Form 40-F [ ]

[ Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. ]

Yes [ ]	No [X]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION

(Registrant)

Date: July 31, 2003	By: /s/ Masahiko Goto

(Signature)

Masahiko Goto President

(English Translation of “GYOSEKI NO GAIKYO” originally issued in Japanese language)

July 31, 2003

MAKITA CORPORATION

URL: http://www.makita.co.jp/
Masahiko Goto, President

Financial Results (Consolidated)
for the three months ended June 30, 2003

1.	Notes to consolidated financial statements for the three months ended June 30, 2003

(1)	Accounting policy changes from the fiscal year ended March 31, 2003: No.

(2)	Change in scope of consolidation and equity method: No.

2.	Results of the first quarter ended June 30, 2003 (From April 1, 2003 to June 30, 2003)

(1)	FINANCIAL RESULTS

	Net sales		Operating income		Income before income taxes		Net income

	Million yen	%	Million yen	%	Million yen	%	Million yen	%

Three months ended June 30, 2003	42,918	4.4	3,023	7.4	3,308	104.3	1,415	128.2
Three months ended June 30, 2002	41,120	—	2,816	—	1,619	—	620	—

(Ref.) Year ended March 31, 2003	175,603	5.7	12,468	112.3	9,292	173.1	6,723	—

	Basic net	Diluted net
	income	income
	per share	per share

	Yen	Yen

Three months ended June 30, 2003	9.69	9.51
Three months ended June 30, 2002	4.14	4.14

(Ref.) Year ended March 31, 2003	45.29	44.20

Note:	Percent indicates the change against corresponding period of the previous year on Net sales, Operating income, Income before income taxes and Net income.

[Qualitative information about financial results]

     During the three months under review, the Company proceeded with manufacturing cost-cutting measures, including the expansion of production by a subsidiary in China.

     Net sales were weak in North America but strong in Europe and Southeast Asia, boosting consolidated net sales to 42,918 million yen, up 4.4% from the same period of the previous fiscal year.

     Profitability was improved by such factors as a shift from exchange losses on foreign currency transactions to exchange gains on such transactions, causing income before income taxes to surge to 3,308 million yen, approximately twice the level in the same period of the previous fiscal year. Net income amounted to 1,415 million yen, approximately 2.3 times the level in the same period of the previous fiscal year.

(2)	FINANCIAL POSITION

			Shareholders'	Shareholders'
		Shareholders'	equity ratio to	equity
	Total assets	equity	Total assets	per share

	Million yen	Million yen	%	Yen

As of June 30, 2003	280,040	186,342	66.5	1,276.71

(Ref.) As of March 31, 2003	278,600	182,400	65.5	1,249.59

Note:	The Company did not compile data for total assets, shareholders’ equity, shareholders’ equity ratio to total assets, and shareholders’ equity per share in the first quarter of the previous fiscal year.

[CASH FLOWS]

	Net cash provided	Net cash used in	Net cash used in	Cash and cash
	by operating	investing	financing	equivalents,
	activities	activities	activities	end of period

	Million yen	Million yen	Million yen	Million yen

Three months ended June 30, 2003	3,334	(211)	(755)	22,254

(Ref.) Year ended March 31, 2003	27,141	(9,659)	(13,381)	20,370

Note:	The Company did not compile data for cash flows in the first quarter of the previous fiscal year.

(English Translation of “GYOSEKI NO GAIKYO” originally issued in Japanese language)

3.	Forecast for the fiscal year ending March 31, 2004 (From April 1, 2003 to March 31, 2004)

		Income before		Net income
	Net sales	income taxes	Net income	per share

	Million yen	Million yen	Million yen	Yen

For the six months ending September 30, 2003	87,000	8,200	4,000	27.41
For the year ending March 31, 2004	176,500	14,200	7,000	47.96

[Qualitative information about forecast for the fiscal year ending March 31, 2004]

     The above consolidated performance has been adjusted for the fiscal year ending March 31, 2004; following the announcement of a previous forecast on April 25, 2003.
     Assumption applied for adjusted forecast:
     Exchange rates of 118 yen to US$1 and 131 yen to 1 Euro for the fiscal year ending March 31, 2004.
     At present, the forecast of nonconsolidated performance for the fiscal year ending March 31, 2004 that was announced on April 25, 2003, has not been adjusted.

Notes:	(1)	Amount less than 1 million yen has been rounded up or down to the nearest million yen.
	(2)	These forecast, based on the Company’s current assumptions and beliefs in light of the information currently available, involve known and unknown risks and uncertainties.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements based on Makita’s own projections and estimates. The power tools market, where Makita is mainly active, is subject to the effects of rapid shifts in economic conditions, demand for housing, currency exchange rates, changes in competitiveness, and other factors. Due to the risks and uncertainties involved, actual results could differ substantially from the content of these statements. Therefore, these statements should not be interpreted as representation that such objectives will be achieved.

(English Translation of “GYOSEKI NO GAIKYO” originally issued in Japanese language)

CONSOLIDATED BALANCE SHEETS

	Yen (millions)

	As of	As of
	June 30, 2003	March 31, 2003	Change

ASSETS
Current assets:
Cash and cash equivalents	22,254	20,370	1,884
Time deposits	5,285	4,520	765
Marketable securities	37,142	39,193	(2,051)
Trade receivables-
Notes	2,535	2,122	413
Accounts	32,750	34,630	(1,880)
Less- Allowance for doubtful receivables	(1,485)	(1,456)	(29)
Inventories	64,039	62,606	1,433
Deferred income taxes	2,839	3,515	(676)
Prepaid expenses and other current assets	8,011	8,065	(54)

Total current assets	173,370	173,565	(195)

Property, plant and equipment, at cost:
Land	21,609	21,497	112
Buildings and improvements	69,538	66,738	2,800
Machinery and equipment	79,108	78,221	887
Construction in progress	168	2,165	(1,997)

	170,423	168,621	1,802
Less- Accumulated depreciation	(102,923)	(100,823)	(2,100)

	67,500	67,798	(298)

Investments and other assets:
Investment securities	21,827	19,342	2,485
Deferred income taxes	9,816	10,386	(570)
Other assets	7,527	7,509	18

	39,170	37,237	1,933

	280,040	278,600	1,440

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	3,201	2,892	309
Trade notes and accounts payable	14,662	13,956	706
Accrued payroll	5,497	7,162	(1,665)
Accrued expenses and other	3,536	3,535	1
Income taxes payable	2,777	3,858	(1,081)
Deferred income taxes	309	403	(94)

Total current liabilities	29,982	31,806	(1,824)

Long-term liabilities:
Long-term indebtedness	20,320	19,843	477
Club members’ deposits	13,709	14,207	(498)
Estimated retirement and termination allowances	27,674	27,778	(104)
Deferred income taxes	768	1,407	(639)

	62,471	63,235	(764)

MINORITY INTERESTS	1,245	1,159	86

SHAREHOLDERS’ EQUITY:
Common stock	23,803	23,803	-
Additional paid-in capital	45,419	45,419	-
Legal reserve and retained earnings	143,523	143,422	101
Accumulated other comprehensive loss	(21,281)	(25,134)	3,853
Treasury stock, at cost	(5,122)	(5,110)	(12)

	186,342	182,400	3,942

	280,040	278,600	1,440

(English Translation of “GYOSEKI NO GAIKYO” originally issued in Japanese language)

CONSOLIDATED STATEMENTS OF INCOME

	Yen (millions)

	For the three months ended June 30,

	2003		2002		Increase/Decrease

	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)

Net sales	42,918	100.0	41,120	100.0	1,798	4.4
Cost of sales	26,783	62.4	25,987	63.2	796	3.1

Gross profit	16,135	37.6	15,133	36.8	1,002	6.6
Selling, general and administrative expenses	13,112	30.6	12,317	30.0	795	6.5

Operating income	3,023	7.0	2,816	6.8	207	7.4

Other income (expenses):
Interest and dividend income	175	0.4	383	0.9	(208)	(54.3)
Interest expense	(150)	(0.3)	(215)	(0.5)	65	30.2
Exchange gains (losses) on foreign currency transactions, net	144	0.3	(1,429)	(3.5)	1,573	—
Other, net	116	0.3	64	0.2	52	81.3

Total	285	0.7	(1,197)	(2.9)	1,482	—

Income before income taxes	3,308	7.7	1,619	3.9	1,689	104.3

Provision for income taxes	1,893	4.4	999	2.4	894	89.5

Net income	1,415	3.3	620	1.5	795	128.2

(English Translation of “GYOSEKI NO GAIKYO” originally issued in Japanese language)

SUPPORT DOCUMENTATION (CONSOLIDATED)

1. Results and forecast	(Left: amount, millions of yen Right: change)

	For the three		For the three		For the		For the six		For the
	months ended		months ended		year ended		months ending		year ending
	June 30, 2002		June 30, 2003		March 31, 2003		September 30, 2003		March 31, 2004
	(Results)		(Results)		(Results)		(Forecast)		(Forecast)

Net sales	41,120	—	42,918	4.4%	175,603	5.7%	87,000	-0.7%	176,500	0.5%
Domestic	9,084	—	9,061	-0.3%	38,781	-1.8%	19,000	-1.4%	38,200	-1.5%
Overseas	32,036	—	33,857	5.7%	136,822	8.0%	68,000	-0.6%	138,300	1.1%
Operating income	2,816	—	3,023	7.4%	12,468	112.3%	7,800	24.4%	13,600	9.1%
Income before income taxes	1,619	—	3,308	104.3%	9,292	173.1%	8,200	85.4%	14,200	52.8%
Net income	620	—	1,415	128.2%	6,723	4,954.9%	4,000	27.5%	7,000	4.1%
	Yen		Yen		Yen		Yen		Yen
Net income per share	4.14		9.69		45.29		27.41		47.96
Employees	8,148		8,310		8,344		—		—

2. Net sales by geographic area	(Left: amount, millions of yen Right: change)

	For the three months ended June 30, 2002 (Results)		For the three months ended June 30, 2003 (Results)

Japan	9,084	—	9,061	-0.3%
North America	11,221	—	9,720	-13.4%
Europe	12,699	—	15,345	20.8%
Southeast Asia	3,327	—	3,657	9.9%
Other regions	4,789	—	5,135	7.2%

Total	41,120	—	42,918	4.4%

3. Exchange rates	(Yen)

	For the three months ended June 30, 2002 (Results)	For the three months ended June 30, 2003 (Results)	For the year ended March 31, 2003 (Results)	For the year ending March 31, 2004 (Forecast)

U.S. Dollar	127.10	118.49	121.98	118
Euro	116.55	134.66	120.88	131

4. Sales growth in local currency basis (major countries)

U.S.A.	-8.9%	Germany	3.9%
U.K.	9.6%	France	2.2%
China	14.8%	Australia	18.2%

5. Production ratio (unit basis)

	For the three months ended June 30, 2003 (Results)	For the year ended March 31, 2003 (Results)

Domestic	36.7%	36.9%
Overseas	63.3%	63.1%

(English Translation of “GYOSEKI NO GAIKYO” originally issued in Japanese language)

6. Capital expenditures, depreciation and amortization, and R&D cost	(Millions of yen)

	For the three months ended June 30, 2003 (Results)	For the year ended March 31, 2003 (Results)	For the year ending March 31, 2004 (Forecast)

Capital expenditures	1,633	5,691	6,000
Depreciation and amortization	2,173	9,740	9,500
R&D cost	949	3,856	3,900

7. Cash flows	(Millions of yen)

	For the three months ended June 30, 2003 (Results)	For the year ended March 31, 2003 (Results)

Cash flows from:
Operating activities	3,334	27,141
Investing activities	-211	-9,659
Financing activities	-755	-13,381